

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Stephen C. Smith
Chief Executive Officer
Seaport Global Acquisition Corp
360 Madison Avenue, 20 th Floor
New York, NY 10017

> **Re: Seaport Global Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 24, 2021**
> **File No. 001-39741**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Frank Lopez